Exhibit 3.4

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATION

OF THE

THE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

OF

MOTHERS WORK, INC.

(Pursuant to 8 Del. C. §151(g))

Mothers Work, Inc., (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST:  A Certificate of Designation of the Series B Junior Participating Preferred Stock (the “Certificate of Designation”) of the Corporation was filed on May 14, 1998 with the Delaware Secretary of State, designating ten thousand (10,000) shares of the authorized Preferred Stock of the Corporation as Series B Junior Participating Preferred Stock.

SECOND:  The Board of Directors (the “Board”) of the Corporation, at the meeting of the Board held on January 15, 2003, duly adopted a resolution declaring advisable the amendment of the Certificate of Designation to increase the number of shares of authorized Preferred Stock designated as Series B Junior Participating Preferred Stock by an additional two hundred ninety thousand (290,000) shares.

THIRD:  The Certificate of Designation is hereby amended by deleting Section 1 thereof and substituting in lieu therefor the following:

Section 1.               Designation and Amount.  The shares of such series shall be designated as “Series B Junior Participating Preferred Stock” and the number of shares of constituting such series shall be 300,000.

FOURTH:  The foregoing amendment was authorized and directed by resolutions adopted by the Board of the Corporation pursuant to the provisions of § 151(g) of the DGCL and pursuant to authority expressly vested in the Board by the Certificate of Incorporation of the Corporation.

IN WITNESS WHEREOF, Mothers Work, Inc. has caused this Certificate to be signed by Rebecca C. Matthias, its President, this 11th day of February, 2003.

		By:	/s/ Rebecca C. Matthias
Rebecca C. Matthias
President

Attest:
By:	/s/ Dan W. Matthias
Dan W. Matthias
Secretary